UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 11-K
  (Mark One)
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

  For the fiscal year end December 31, 1999
                          ------------------

                                 OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from ________ to ________

                  Commission file number 0-15386

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	     Cerner Corporation Foundations Retirement Plan
                      2800 Rockcreek Parkway
                      Kansas City, MO  64117

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  CERNER CORPORATION FOUNDATIONS
                          RETIREMENT PLAN

                 Financial Statements and Schedule

                    December 31, 1999 and 1998

            (With Independent Auditors' Report Thereon)

KPMG

     1000 Walnut, Suite 1600
     Kansas City, MO  64106




                   Independent Auditors' Report



  The Board of Directors
  Cerner Corporation:


  We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1999 and 1998 and the changes in net assets available for participants for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                   KPMG  LLP

  June 9, 2000



                  CERNER CORPORATION FOUNDATIONS
                          RETIREMENT PLAN

         Statements of Net Assets Available for Participants

                    December 31, 1999 and 1998


                          Assets                        1999           1998
                                                    -----------    -----------
Investments at fair value (note 6)                 $ 72,226,973     61,202,054
Cash                                                     39,806          2,662
Contributions receivable:
  Associates                                            502,178        369,547
  Cerner Corporation                                    100,435         73,910
                                                    -----------    -----------
          Net assets available for participants    $ 72,869,392     61,648,173
                                                    ===========    ===========

See accompanying notes to financial statements.

                     CERNER CORPORATION FOUNDATIONS
                             RETIREMENT PLAN

        Statements of Changes in Net Assets Available for Participants

                 Years ended December 31, 1999 and 1998

                                                          1999          1998
                                                      ------------  ------------
Additions to net assets attributed to:
 Net appreciation (depreciation) in fair
  value of investments                               $ (1,771,273)    9,415,697
 Interest and dividends                                 3,156,056     3,251,403
 Employer contributions (note 2)                        1,218,959     1,026,321
 Associates contributions (note 2)                     12,325,312    10,791,357
                                                      ------------  ------------
         Total additions                               14,929,054    24,484,778
                                                      ------------  ------------

Deductions from net assets attributed to:
 Distributions to associates (note 3)                  (3,705,121)   (3,854,255)
 Investment expenses                                       (2,714)       (2,260)
                                                      ------------  ------------
         Total deductions                              (3,707,835)   (3,856,515)
                                                      ------------  ------------
         Net increase                                  11,221,219    20,628,263

Beginning of year balance                              61,648,173    41,019,910
                                                      ------------  ------------
End of year balance                                  $ 72,869,392    61,648,173
                                                      ============  ============


See accompanying notes to financial statements.

                               CERNER CORPORATION FOUNDATIONS
                                       RETIREMENT PLAN

                                Notes to Financial Statements

                                 December 31, 1999 and 1998


(1) Summary of Significant Accounting Policies

    General

    The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

    The Plan was adopted by the Board of Directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. The Plan is administered by a third-party administrator. All full-time associates of the Company are eligible for participation in the Plan after attaining age eighteen.

    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for participants and changes in those net assets.

    Expenses

    Substantially all costs and expenses incurred in administering the Plan are paid by the Company. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

    Investments

    The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

    Loans to Participants

    At the discretion of the Company, loans may be made to participants in an amount up to 50% of the participant's self-directed funds balance. The loan period may not exceed ten years and the interest rate is prime plus 1%.

    Use of Estimates

    The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


                                     4                  (Continued)

                       CERNER CORPORATION FOUNDATIONS
                              RETIREMENT PLAN

                       Notes to Financial Statements

                        December 31, 1999 and 1998


(2) Contributions

    Participating associates may elect to make pretax contributions from 1% to 15% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into nine different investment funds. These funds include investments in the Company common stock, the American Century Ultra Fund, the American Century Growth Fund, the American Century Select Fund, the American Century Balanced Fund, the American Century Value Fund, the American Century International Growth Fund, the American Century Stable Asset Fund, and the Charles B. Schwab Personal Choice Account. The Company will make matching contributions in an amount equal to 20% of the participant's annual contribution, not to exceed the lesser of 2% of the participant's compensation or $600 per participant. All Company contributions are directed to Company common stock.

    On June 1, 1999, American Century merged all assets from the American Century Preservation Trust Fund into the American Century Stable Assets Fund. The investment objective and fees of the merged funds are identical.

    (3)  Distributions

    Upon normal retirement, retirement for permanent disability, or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after three years of service and 20% for each additional year of service until a participant is 100% vested upon completing seven years of service. Forfeitures of nonvested contributions are allocated to all Plan participants as of the Plan year-end on a pro rata basis according to individual participant annual earnings.

    Participants receive distributions of Company common stock in shares of the Company's common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 1999 and 1998, 46,925 and 79,572 shares of the Company's common stock, respectively, were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

    (4)  Tax Status

    The Plan received a favorable determination letter, dated August 25, 1994, from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.


                                   5                    (Continued)

                      CERNER CORPORATION FOUNDATIONS
                             RETIREMENT PLAN

                       Notes to Financial Statements

                        December 31, 1999 and 1998


(5) Plan Participants


    The following summarizes the number of participants by fund as of December 31:

                                                1999       1998
                                               -----      -----
       Company common stock                    2,746      2,348
       American Century Mutual Funds:
        Ultra                                  1,837      1,553
        Growth                                 1,543      1,298
        Select                                 1,125        922
        Balanced                                 639        584
        Value                                    332        208
        International Growth                     363        198
        Stable Asset                             493        418
       Charles B. Schwab Personal
        Choice Account                            33         18
                                               =====      =====

    Because associates may invest in more than one fund, the number of associate participants above exceeds the total number of associate participants.

(6) Investments

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform to the current year presentation.


    The following presents investments that represent 5% or more of the Plan's net assets:

                                        1999           1998
                                     ------------   ------------
        Company common stock        $ 29,762,204     34,139,126
        American Century:
         Ultra Fund                   17,581,138     10,739,820
         Growth Fund                  11,431,439      7,102,584
         Select Fund                   6,349,799      4,354,084
        Other                          7,102,393      4,866,440
                                     ------------   ------------
                                    $ 72,226,973     61,202,054
                                     ============   ============



                                   6                    (Continued)

                        CERNER CORPORATION FOUNDATIONS
                                RETIREMENT PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


    During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                            1999          1998
                                       ------------  ------------
                      Mutual funds    $  6,496,676     2,438,398
                      Common stock      (8,267,949)    6,977,299
                                       ------------  ------------
                                      $ (1,771,273)    9,415,697
                                       ============  ============

(7) Nonparticipant-directed Investment


    As described in note 2, Company contributions are invested exclusively in Company common stock. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment at December
    31, 1999 and 1998 are as follows:


                                                                1999          1998
                                                            ------------  ------------
     Net assets available for participants -
      Company common stock                                 $ 30,043,055    34,327,903
                                                            ============  ============

     Changes in net assets available for participants:
      Contributions                                        $  4,633,822     4,306,323
      Dividends                                                   2,219         2,458
      Transfers in (out)                                        243,192       (88,582)
      Net appreciation (depreciation)                        (8,267,949)    6,977,299
      Distributions                                            (896,132)   (2,092,624)
                                                            ------------  ------------
                                                           $ (4,284,848)    9,104,874
                                                            ============  ============

(8) Subsequent Event

    The Plan was restated for the Plan year beginning January 1, 2000. The effect of the amendments were to increase the Employer matching contributions, provide for a discretionary Employer match, shorten the vesting schedule, and revise the loan policy.


                                     7                  (Continued)

                    CERNER CORPORATION FOUNDATIONS
                            RETIREMENT PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998



(9) Transactions with Parties-in-interest


    Transactions  with parties-in-interest during the  years  ended
    December 31, 1999 and 1998 were as follows:

                         Description of
                          transaction                  Cost
                 -------------------------------   -----------
                 1999:
                   Purchased 298,982 shares of
                     Company common stock          $ 5,102,832
                                                    ===========

                 1998:
                   Purchased 197,531 shares of
                     Company common stock          $ 4,640,928
                                                    ===========


                                                                                                 Schedule 1

                                     CERNER CORPORATION FOUNDATIONS
                                             RETIREMENT PLAN

                       Item 27(a) - Schedule of Assets Held for Investment Purposes

                                            December 31, 1999

                                                                                                   Fair
      Asset                                   Description                           Cost           Value
---------------------   ------------------------------------------------------- -------------   ----------
Cerner Corporation      1,511,731 shares of common stock                        $ 20,145,780    29,762,204
American Century        Ultra Investors Mutual Fund, 384,035 shares                   (1)       17,581,138
American Century        Growth Investors Mutual Fund, 354,134 shares                  (1)       11,431,439
American Century        Select Investors Mutual Fund, 120,535 shares                  (1)        6,349,799
American Century        Balanced Investors Mutual Fund, 161,385 shares                (1)        2,779,047
American Century        Value Mutual Fund, 110,046 shares                             (1)          604,152
American Century        International Growth Mutual Fund, 45,840 shares               (1)          686,231
American Century        Stable Asset Fund, 1,957,116 units of participation           (1)        1,957,116
Charles B. Schwab       Schwab Personal Choice Account, 599,770 shares                (1)          599,770
Loans to participants   Loans to participants (bearing interest from 7% to 10%)       (1)          476,077
                                                                                               ------------
                                                                                              $ 72,226,973
                                                                                               ============

(1) In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant directed investments.


See accompanying independent auditors' report

                                                                                              Schedule 2

                                     CERNER CORPORATION FOUNDATIONS
                                            RETIREMENT PLAN

                                   Schedule of Reportable Transactions

                                      Year ended December 31, 1999


 Identity of party      Description        Purchase     Selling      Original      Net gain
     involved             of asset          price        price         cost         (loss)
------------------      ------------      ----------    -------      ---------     --------
Cerner Corporation      Common stock     $ 5,102,832        --       5,102,832          --
                                          ==========    =======      ==========    ========

NOTES:
 A reportable transaction is defined by the Department of Labor as:
   . A single transaction in excess of 5% of the fair value of Plan assets.

   . A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the Plan assets.

   . A series of transactions with respect to securities of the same issue which amounts in the aggregate to more than 5% of the fair value of the total Plan assets.

   . Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended December 31, 1999.

See accompanying independent auditors' report.

                             Independent Auditors' Consent

The Board of Directors
Cerner Corporation:

We consent to incorporation by reference in the registration statements (No. 33-56868, No. 33-55082, No. 33-41580, No. 33-39777, No. 33-39776, No. 33-20155,
and No. 33-15156) on Form S-8 of Cerner Corporation of our report, dated June 9, 2000, relating to the statements of net assets available for participants of Cerner Corporation Foundations Retirement Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for participants for the years then ended and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report is included herein.

                         KPMG LLP

Kansas City, Missouri
June 28, 2000

                                 SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 FOUNDATIONS RETIREMENT PLAN

Dated:   6/28/2000                               By:   \S\David M. Evans
      ---------------------                         -------------------------